

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2011

Vince M. Guest
Chief Executive Officer and President
Universal Bioenergy, Inc.
19800 Mac Arthur Boulevard, Suite 300
Irvine, California 92612

> **Re:** **Universal Bioenergy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed August 12, 2010**
> **File No. 333-123465**

Dear Mr. Guest:

We issued comments to Universal Bioenergy, Inc. on the above captioned filing on December 22, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 1, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 1, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief